EXHIBIT 99.2

Business Connexion Group Limited

(Incorporated in the Republic of South Africa)
(Registration number 1988/005282/06)
ISIN: ZAE000054631
JSE and NYSE Share Code BCX
("BCX")

Telkom SA Limited

(Incorporated in the Republic of South Africa)
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Update on Telkom's proposed acquisition of the entire issued share capital of BCX (the "Proposed Acquisition")

Shareholders are referred to the joint announcement released on 14 March 2007 where the boards of directors of Telkom and BCX agreed to extend the date by which all conditions precedent to the Scheme of Arrangement entered into between Telkom and the BCX shareholders (the "Scheme") are to be fulfilled from 15 March 2007 to 31 May 2007, unless further extended by agreement between Telkom and BCX.

Hearings in relation to the Proposed Acquisition are currently in progress at the Competition Tribunal. The boards of directors of Telkom and BCX have therefore agreed to extend the date by which all conditions precedent to the Scheme have to be fulfilled, to 1 July 2007, unless further extended by agreement between Telkom and BCX.

The Proposed Acquisition remains subject to the Competition Authorities approving the Proposed Acquisition in terms of the Competition Act, 1998 (Act 89 of 1998) as amended, either unconditionally or subject to such conditions as may be acceptable to Telkom.

A further announcement will be made in due course.

Johannesburg

31 May 2007

Financial advisor to BCX: Investec Corporate Finance

Financial advisor and sponsor to Telkom: UBS

Transaction sponsor to BCX: Investec Bank Limited

Attorneys to Telkom: Werksmans Inc.

Attorneys to BCX: Cliffe Dekker Inc.

Sponsor to BCX: RAND MERCHANT BANK (A division of FirstRand Bank Limited)

Date: 31/05/2007